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                                                                     Exhibit (6)

 BRODER BROS. ANNOUNCES COMPLETION OF MERGER WITH FULL LINE DISTRIBUTORS, INC.

     August 14, 2001, Plymouth, Michigan -- Broder Bros., Co., the nation's largest wholesaler of imprintable sportswear, today announced that it has completed its previously announced acquisition of Full Line Distributors, Inc. (AMEX: FLD), a wholesale manufacturer and distributor of decorable sportswear. This acquisition was completed through the merger of a wholly owned subsidiary of Broder with and into Full Line. This acquisition is part of Broder's strategic growth strategy.

     The merger was the second and final step in the acquisition. The first step, a cash tender for all of the outstanding common stock of Full Line at a price of $2.95 per share, was completed on August 9, 2001 and resulted in over 97% of Full Line's outstanding shares being tendered. Pursuant to the merger, shareholders of Full Line who did not tender their shares in the offer had their shares converted into the right to receive $2.95 per share in cash upon presentation to SunTrust Bank, Broder's paying agent, of appropriate documentation. Upon consummation of the merger, Full Line became a wholly owned subsidiary of Broder, and Full Line's common stock ceased to trade on the American Stock Exchange.

     Broder Bros. intends to integrate Full Line's six distribution warehouses into Broder Bros.' national network, effectively doubling the geographic reach of the combined company. Broder Bros. also intends to explore the possibility of divesting Full Line's manufacturing business, but plans to continue marketing the proprietary Rabbit Skins and LAT Sportswear brands of the combined company in upcoming catalogs and product guides.

     "The completion of our merger with Full Line marks a significant step in Broder's development by joining together two of the nation's leading sportswear wholesalers," said Vince Tyra, CEO of Broder Bros. "Our management teams are extremely excited about our growth prospects and have developed a detailed transition plan to support the rapid and successful integration of our two companies. Furthermore, I am pleased to welcome Isador Mitzner to the Broder management team. Isador has been an industry innovator and I look forward to working with him in his new role as President of our Manufacturing Division."

About Broder Bros., Co.
     Founded in 1919, Broder Bros., Co. is the nation's largest wholesaler of imprintable sportswear. With headquarters in Plymouth, Michigan and distribution warehouses throughout the country, Broder Bros. offers the largest combined one- and two-day shipping services in the industry. Carrying a broad collection of basic tees, golf shirts and sweatshirts, as well as a full range of corporate casualwear including outerwear,
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wovens, sweaters and denim at all locations, Broder Bros. ensures that the product customers want is available from a nearby location. Broder Bros. was acquired by Bain Capital, LLC., a global private equity firm with more than $12 billion in assets under management, in 2000.

About Full Line Distributors
     Full Line Distributors is a wholesale manufacturer and distributor of decorable sportswear. Through its manufacturing operations, Full Line produces infant and toddler wear under the Rabbit Skins(R) brand, ladies and girls fashion wear under the L.A. T Sportswear(R) brand, men and boys spirit wear under the L.A. T Sport(R) brand, and corporate casualwear under the Woodbridge(TM) brand. Through its distribution operations, Full Line distributes the products and brands of nationally recognized mills as well as its own manufactured apparel to over 25,000 screenprinters, embroiderers, and specialty retailers.

Media Contacts:
Pam Fishman
Director of Marketing
Broder Bros.
734-454-4800

or

Joe LoBello
Stanton Crenshaw Communications
For Bain Capital LLC
212-780-1900